
January 15, 2015

Via E-mail
Stephen T. Isaacs
Chairman, President and Chief Executive Officer
Aduro BioTech, Inc.
626 Bancroft Way, 3C
Berkeley, CA 94710

> **Re:** **Aduro BioTech, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 19, 2014**
> **CIK No. 0001435049**

Dear Mr. Isaacs:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Proprietary Technology Platforms and Pipeline, page 2

1. Please explain what you mean by "high-level expression" and "secretion of encoded antigens."

2. In your statements concerning the cost-effectiveness of your LADD product candidates, please explain what "off-the-shelf" means.

3. Please explain what the Breakthrough Therapy designation conferred on the combination of CRS-207 and GVAX Pancreas entails.

4. Please note that CRS-207 and GVAX Pancreas have received orphan drug designation from the FDA and briefly discuss the implications of this.

5. The chart of your pipeline product candidates included on page 4 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. For example, the table currently suggests that CRS-207 in combination with GVAX Pancreas and an anti-PD-1 checkpoint inhibitor is currently in a Phase 2 stage but your narrative disclosure on page 97 states that a Phase 2b trial is only in the planning stage. Similarly, the table indicates that CVS-207 in combination with chemotherapy has completed Phase 1 testing but your disclosure on page 98 states that a Phase 1b study is still ongoing. Please amend this chart and the corresponding one on page 88 as necessary.

6. Please remove the "Other LADD Strains" and "Other CDNs" from the charts referred to in the immediately preceding comment. These programs are too undefined to properly be reflected in a chart depicting your active pipeline product candidates.

Risk Factors
Risks Related to Our Business
"Our product candidates may cause undesirable side effects . . .," page 17

7. Please define the term "lymphopenia" in this risk factor and explain any implications for the development of CRS-207 related to the occurrence of Grade 4 lymphopenia. For example, if you are considering any modifications of the CRS-207 formula, indication dosage, treatment or clinical trial design as a result of these adverse effects, please state this in the risk factor and explain them with specificity.

Risks Related to Our Intellectual Property
"If we are unable to protect our intellectual property rights . . .," page 38

8. Please describe the claims of U.S. Patent No. 7,935,804 that were amended and/or canceled as a result of *ex parte* reexamination proceedings.

Use of Proceeds, page 59

9. Please provide separate bullets allocating a portion of proceeds to completion of each of the five ongoing or planned studies disclosed on page 92 as well as the planned ADU-S100 study. These should be in addition to bullets that also disclose the amount of proceeds to be allocated to other LADD products, other CDN products and the manufacture of CRS-207 and GVAX Pancreas at commercial scale.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 71

10. On page 73, you state that a payment for the acquisition of the GVAX technology was made to BioSante Pharmaceutical, Inc. while on page 92 you note that in 2013 you acquired the GVAX Pancreas product candidates from ANI Pharmaceuticals Inc. Please clarify here that BioSante was acquired by ANI after the asset purchase agreement was entered into so as to remove any apparent discrepancy in your disclosure.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 78

11. We may have additional comments on your accounting for stock compensation or any beneficial conversion features, once you have disclosed an estimated offering price. Please provide to us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business
Immuno-oncology and the Application of Our Technology Platform, page 88

12. In your discussion of the "create and expand approach" on page 89, you note that there is one approved product relating to ex-vivo modulated cancer vaccines. Please identify this product in your disclosure.

Our Imnuno-Oncology Technology Platforms, page 90

13. Please disclose whether or not Investigational New Drug Applications (INDs) have been filed for any of the product candidates listed in the table on page 92 with ongoing or planned clinical studies. If so, disclose who filed them and the approximate date(s) these filing(s) were made and for which indications. If you believe that no INDs are required for any of these products and/or indications at this time, please explain why in your disclosure.

14. In the table on page 92 you state that the status of ADU-741 and ADU-241 is "undisclosed." In your pipeline product candidate table you suggest that these products have at least completed preclinical development. Please amend the table on page 92 to disclose the status consistent with the pipeline table.

15. Please state the approximate dates of your preclinical studies and the Phase 1 and 2a clinical trials of CRS-207 combined with GVAX Pancreas. If you were not involved in any of these studies or trials, please amend your disclosure to identify the sponsors or investigators.

16. Please state why the Phase 2a trial subjects were administered with low dose cyclophosphamide prior to GVAX Pancreas.

17. Please explain what the "hazard ratio for death" cited in your disclosure represents and the significance of the p-value reported.

18. In your description of the Phase 2b ECLIPSE trial you state that patients "will be" enrolled in two cohorts. If enrollment has not yet begun, please amend your disclosure throughout your registration statement to reflect this and to change the status of this trial from ongoing to not yet begun. If enrollment has in fact actually been initiated, please amend this part of your disclosure to clarify this point and remove any inconsistencies.

19. On page 104, please describe the context of the pictures you have included, explaining how they illustrate the observed outcomes of the administration of ADU-S100 in your preclinical studies.

Manufacturing, page 105

20. Please identify the contract manufacturing organizations and include the material terms of your agreements with them in your disclosure. Please also file these agreements as exhibits to your registration statement. Alternatively, please explain why you believe these agreements are not material.

Intellectual Property, page 106

21. Please state the total number of patents relating to the LADD technology platform that are material to your operations, bifurcating between those that are owned and those that are licensed from third parties. Please also state the jurisdiction(s), expiration date(s) and the types of patent protection you have obtained.

22. Please state the name of the co-owner of the patents connected to the EGFRvIII Family.

Our Research and Development and License Agreements, page 111

23. Please file each of the GVAX-Based Agreements and the CDN-Based Agreements as exhibits to your registration statement or provide us with your analysis as to why they are not required to be filed.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
Note 7. Convertible Preferred Stock, F-44

24. Please provide us your computation of the $3.5 million gain on extinguishment, including your accounting treatment for the related beneficial conversion feature and equity component. Also, explain the methods and key assumptions used in determining the fair value of the convertible preferred stock issued in the conversion of this debt.

<u>Other Comments</u>

25. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

26. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

27. We note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that we will review this application separately and comments issued as a result of that review, if any, must be resolved prior to your filing a request for acceleration.

28. We further note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Barbara A. Kosacz
        Michael E. Tenta
        Cooley LLP
        3175 Hanover Street
        Palo Alto, California 94304